SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-13848

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [ ] Form N-SAR	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q

For Period Ended: December 31, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Oakley, Inc.

Full Name of Registrants

None

Former Name if Applicable

One Icon

Address of Principal Executive Office (Street and Number)

Foothill Ranch, California 92610

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

On March 10, 2006, Oakley, Inc. announced that it will amend and restate its financial statements for the fiscal year 2004, the first three quarters of fiscal year 2005 and other financial information. Oakley is not able to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 because it is dedicating considerable time and effort to the analysis and preparation of the financial statements for the periods affected by the restatement and to the preparation of an amended Annual Report on Form 10-K for the fiscal year ended December 31, 2004. As a result, Oakley needs additional time to review the financial results from fiscal year 2005 and to prepare the Form
10-K and associated financial statements.

PART IV— OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Richard Shields	(949) 829-6455

(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes     [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As previously reported in Oakley’s February 9, 2006 press release, Oakley’s unaudited fourth quarter net sales increased 6.2 percent to $162.4 million for the three-month period ended December 31, 2005 from $153.0 million in the same period the previous year. For the full year, Oakley’s unaudited net sales increased 10.7 percent to $648.1 million from $585.5 million in the prior year. As further reported in Oakley’s March 10, 2006 press release announcing the restatement, Oakley estimates that its 2005 net income, as restated, will be approximately $59.7 million, representing an approximate 37 percent increase from estimated 2004 net income, as restated, of $43.5 million.

      Although Oakley expects there to be additional changes in the results of operations from its 2004 fiscal year that will be reflected in its Form 10-K for the year ended December 31, 2005, Oakley is unable to reasonably estimate any other such change until completion of its financial statements. The restatement, however, will not have any material impact on Oakley’s net sales, cash flows or cash position.

Oakley, Inc.

(Name of Registrants as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By:	/s/ Richard Shields Richard Shields Chief Financial Officer